EXHIBIT 99.1

Mogo Reports Results for Q4 & FY 2024

Company reports Net Income of $10.4 million for Q4 2024

Total Revenue Increases 5% in Q4 and totaled $71.2 million for FY 2024

Wealth Revenue Increases 19% in Q4 and totaled $10.7 million for FY 2024

Payments Revenue Increases 27% in Q4 and totaled $8.6 million for FY 2024

Ended Year with Cash1, Marketable Securities & Investments totaling $49.1 million

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, March 20, 2024 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), a digital wealth and payments business, today announced its financial and operational results for the fourth quarter and fiscal year ended December 31, 2024.

"Our Q4 2024 results represent a pivotal moment for our Wealth business. We saw an acceleration in Wealth revenue growth to 19% in Q4, pushing our Total Wealth revenue to nearly a $12 million annual run rate,” said David Feller, Mogo’s Founder and CEO. “This is not just a number—it’s a direct reflection of the unique value we’re delivering. Our Intelligent Investing platform is a synthesis of Moka’s focus on the S&P 500’s proven performance, Mogo’s active trading platform with Buffett mode, and Finchat Pro, a robust research and analytics tool. Together, they form a new paradigm for investing—one that leverages powerful tools to help our users make more informed decisions in a complex world. This is a step toward not just participating in the market, but reshaping how it’s done."

"Our focus on improving cash flow in 2024 delivered substantial results, with cash flow from operations before investment in the loan book increasing 53%, reaching $14.5 million for FY 2024 “This performance, combined with our growing confidence in the opportunities within Wealth and Payments, signals that now is the time to intensify our investments in these areas. We’re not just executing a strategy; we’re positioning ourselves to drive long-term value for our shareholders. This is about scaling intelligently—focusing on growth in key segments, all while maintaining positive adjusted EBITDA."

Key Financial Highlights for Q4 & Full-Year 2024

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Revenue increased to $18.0 million in Q4 2024, up 5.2% over the prior year, driven by 11% year over year growth in Subscription & Services revenue. Full-year revenue increased by 9.2% to $71.2 million.

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Subscription & Services revenue grew 11% over the prior year to $11.3 million in Q4 2024, driven by 19% growth in wealth revenue to $2.9 million, and 27% growth in Payments revenue to $2.4 million. For full-year 2024, Subscription & services revenue grew 11% to $43.1 million driven by 16% growth in the Company's wealth revenue to $10.7million and 20% growth in payments revenue to $8.6 million.

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Gross profit was $11.4 million in Q4 2024, versus $11.5 million in Q4 2023. Gross margin was 63.1% in Q4 2024 versus 67.3% in Q3 2024 (66.8% in Q4 2023). Full-year gross profit was $46.7 million (65.6% margin), up modestly versus the prior year.

•	Adjusted EBITDA[2] of $2.1 million in Q4 2024 (11.5% margin), compared with $2.7 million (16.0% margin) in Q4 2023. Full-year Adjusted EBITDA was $6.6 million, compared with $7.7 million in 2023.
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Cash flow from operating activities before investment in gross loans receivable was positive for the ninth consecutive quarter, reaching $4.1 million in Q4 2024, down 12% vs Q4 2023. For full-year 2024 it was $14.5 million up 53% compared to full-year 2023.

o	Total Cash flow from operating activities was positive for the third consecutive quarter at $0.5 million in Q4 2024, compared to cash used in operating activities of $2.2 million in Q4 2023.
•	Adjusted net loss[2] of $0.4 million in Q4 2024 compared with adjusted net loss of $0.2 million in Q4 2023 and adjusted net loss of $0.5 million in Q3 2024.
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Positive net income of $10.4 million in Q4 2024, compared with net income of $8.5 million in Q4 2023. Net income in the quarter reflects the impact of a $13.8 million gain on marketable securities in Q4 2024 compared to $13.6 in the same period last year.

•	Cash, Marketable Securities & Investments totaled $49.1 million as of December 31, 2024 (representing approximately $1.70 per fully diluted share) versus $36.2 million at the end of Q3 2024.
o	Cash and restricted cash was $11.0 million
o	Marketable securities of $26.1 million (an increase from Q3 2024 of $12.5 million)
o	Investment portfolio of $12.0 million
•	Monetized $1.7 million of marketable securities and $0.7 million of its investment portfolio subsequent to year end
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Renewed and enhanced credit facility – In February 2025, Mogo amended its senior secured credit facility with funds managed by affiliates of Fortress Investment Group LLC. The amended facility extends the maturity date by three years, until January 2, 2029, and reduces the interest rate by 100 basis points from 8% plus SOFR, to 7% plus SOFR.

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Share buybacks – As of December 31, 2024, the Company has repurchased 1,119,094 common shares since June 2022, representing 4.6% of the Company’s current outstanding common shares under its share buyback program on NASDAQ and its normal course issuer bid on the Toronto Stock Exchange. The Company currently has 24.5 million common shares issued and outstanding.

Business & Operations Highlights

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Continued growth in payments volume – Mogo’s digital payment solutions business, Carta Worldwide, processed $11.5 billion of payment volume in full-year 2024, an increase of 16% compared to full-year 2023.

•	Growth in wealth assets under management – Assets under management in the Company’s wealth businesses increased 22% year-over-year to $428 million.
•	Enhancements to wealth offerings – During the quarter, Mogo continued its strong product improvement to its wealth offerings, including:

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o	Introduced new Intelligent Investing brand and website launch, which brings Moka and MogoTrade products together under the same bundled offering.
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Integrated the FinChat Pro desktop solution into Intelligent Investing membership, enabling subscribers to access comprehensive market and company research more efficiently to gain an informational and analytical edge in their investing.

o	Leveraged artificial intelligence technology to elevate our customer support experience across the Company's wealth products.
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Introduced a youth-focused subscription tier for new members under the age of 24, providing access to our wealth building tools at a reduced rate to encourage early investment habits for the younger generation.

•	Mogo members increased to 2.19 million at year end, up 4% from year-end 2023.
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Exits legacy brokerage business – In February 2025, Mogo exited its institutional brokerage business, as part of management’s strategic focus on eliminating sub-scale revenue streams and prioritizing higher margin offerings. The institutional brokerage business contributed $1.6 million and $5.3 million of revenue for the three months and year ended December 31, 2024, respectively, with a negligible operating margin. These revenues are reported within other subscription and services revenue.

Financial Outlook

The outlook that follows supersedes all prior financial outlook statements made by Mogo, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Mogo’s control. Please see "Forward-looking Statements" below for more information.

As part of our strategic decision to exit a low-margin institutional brokerage business, we are updating our 2025 guidance. Specifically, our subscription & services revenue, which we had previously expected to grow at a high-single-digit rate, will now decrease by approximately 5-8% on a reported basis. However, when adjusting for the exit of the brokerage business, we expect subscription & services revenue to grow at a mid-to-high single-digit rate.

Within this, we are especially focused on growing our high-margin wealth and payments businesses. Specifically, we anticipate accelerated growth in our wealth business, with revenue expected to increase by 20-25% in 2025, and our payments business is projected to grow in the mid- to-high teens percentages. This strategic shift allows us to focus on two high-growth areas, each within trillion-dollar total addressable markets, positioning us to build meaningful scale in these markets and maximize long-term value for shareholders.

Additionally, interest revenue from our lending business is expected to decrease by approximately 8-10% in 2025, driven by a more cautious approach to lending due to economic uncertainty, particularly the potential impact of US/Canadian tariff disputes. As a result, we expect Adjusted EBITDA3 to be in the range of $5 to $6 million in fiscal 2025, reflecting the impact of lower interest revenue and increased investments in technology and marketing to support strong growth in our key wealth and payments businesses. With this focus on investing in future growth, the Company is no longer focused on generating positive adjusted net income for the year.

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Includes cash, restricted cash and cash equivalents.

2Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended December 31, 2024.3Adjusted EBITDA and adjusted net income (loss) are non-IFRS measures. Management has not reconciled these forward-looking non-IFRS measures to their most directly comparable IFRS measure, net loss before tax. This is because the Company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q4 & FY 2024 financial results at 10:30 a.m. ET on March 20, 2025. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (289) 514-5100 or (800) 717-1738 (International) using conference ID: 68136. The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including Adjusted EBITDA, Adjusted net loss and Cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended December 31, 2024, which is available at www.sedarplus.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

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Adjusted EBITDA

($000s)
	Three months ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net income (loss) before tax	$10,311	$8,432	$(14,021)	$(18,287)
Depreciation and amortization	1,993	2,385	8,419	9,067
Stock-based compensation	214	580	1,938	2,478
Credit facility interest expense	1,588	1,595	6,702	6,064
Debenture and other financing expense	774	1,141	3,324	3,519
Accretion related to debentures	170	222	687	958
Share of loss in investment accounted for using the equity method	—	—	—	8,267
Revaluation gain	(13,819)	(13,600)	(1,322)	(9,628)
Other non-operating expense	852	1,988	922	5,231
Adjusted EBITDA	2,083	2,743	6,649	7,669

Adjusted Net Loss

($000s)
	Three months ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net income (loss) before tax	$10,311	$8,432	$(14,021)	$(18,287)
Stock-based compensation	214	580	1,938	2,478
Depreciation and amortization	1,993	2,385	8,419	9,067
Share of loss in investment accounted for using the equity method	—	—	—	8,267
Revaluation gain	(13,819)	(13,600)	(1,322)	(9,628)
Other non-operating expense	852	1,988	922	5,231
Adjusted net loss	(449)	(215)	(4,064)	(2,872)

Cash Provided by (used in) Operations before Investment in Gross Loans Receivable

($000s)
	Three months ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net cash provided by (used in) operating activities	$540	$(2,199)	$(1,271)	$(9,167)
Net issuance of loans receivable	(3,580)	(6,875)	(15,810)	(18,655)
Cash provided by operations before investment in gross loans receivable	4,120	4,676	14,539	9,488

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Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the Company’s financial outlook for 2025. Forward-looking statements are typically identified by words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedarplus.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo Inc. (NASDAQ:MOGO; TSX:MOGO) is a financial technology company with three distinct business lines: wealth, lending, and payments. Our mission is to provide consumers with innovative financial solutions that drive long-term financial health and success. We operate with a differentiated approach in each business, leveraging technology, behavioral science, and financial tools to create unique value propositions in our respective markets. Our wealth and lending businesses are focused on the Canadian market, where we are the only subprime consumer lender that also offers a holistic wealth and investing solution. This unique integration is designed to help consumers transition from borrowing and debt to long-term wealth building. Separately, our payments business is operated through Carta Worldwide, a wholly owned subsidiary that provides modern card issuing and processing solutions, primarily in Europe.

Investor Relations

investors@mogo.ca

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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